Hi Mazel & Family!

I hope you are doing well and ready for a great back to school season!

We really enjoyed partnering with you as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called wefunder to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Thanks for getting back and expressing your interest in our fundraising campaign!

Here are more details about how we're involving the Zeek community.

The idea is to bring our brand mission of "For Kids, By Kids" to life by letting kids and families invest in and own a piece of Zeek Bar. Think of it like Shark Tank, but instead of needing to be a Shark, anyone can invest.

If you believe in our product and are aligned with our mission, we'd love to extend the campaign to you *first* as part of our community. Think of it as being an ambassador for a brand that you actually own part of!

Next Steps

1. Please review our company pitch, financials, and investment terms on our wefunder page. You can also learn more about wefunder and see other company examples here.

2. If after reviewing the company details you remain interested, you can indicate your interest on the form here. Please take your time, and note there is no commitment or obligation in filling out the form. This is simply to help us gauge interest and communicate with you as we get closer to launching the campaign to the public.

I am available to answer any questions - please don't hesitate to reach out. We're beyond excited about Zeek Bar's growth and to share this opportunity with our amazing ambassadors first!

Hi Wendy,

I hope you and your family are doing well and ready for a great back to school season!

We really enjoyed partnering with you and Renita as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called wefunder to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Lindsay,

I hope you and your family are well and ready for a great back to school season!

We really enjoyed partnering with you and Elettra as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called wefunder to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Brian,

I hope you and your family are well and ready for a great back to school season!

We really enjoyed partnering with you and Dylan as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called wefunder to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Carrie,

I hope you and your family are well and ready for a great back to school season!

We really enjoyed partnering with you and Isabelle as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called wefunder to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Sherrie,

I hope you and your family are well and ready for a great back to school season!

We really enjoyed partnering with you and Mia as an ambassador in the past and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Jill,

I hope you and your family are well and getting ready for a great back to school season!

We really enjoyed partnering with you and Lyza as an ambassador and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi LeAnn and Family!

I hope you and your family are well and getting ready for a great back to school season!

We really enjoyed partnering with you in the past as an ambassador and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Amy,

I hope you and your family are well and getting ready for a great back to school season!

We really enjoyed partnering with you and Paislee in the past as an ambassador and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Brielle & Family!

I hope you and your family are well and getting ready for a great back to school season!

We really enjoyed partnering with you in the past as an ambassador and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Janelle,

I hope you and your family are well and getting ready for a great back to school season!

We've enjoyed partnering with you and Kira in the past as an ambassador, and as part of our community, I wanted to share some exciting news.

To support our growth – we recently became an Amazon Best Seller and are one of the fastest growing brands at Whole Foods! – next month we'll be leveraging a platform called [wefunder](#) to allow the public to invest in and own a piece of Zeek Bar.

Prior to the public launch, we're looking for ambassadors interested in forging a longer term partnership together and owning a piece of Zeek Bar. This will mean not only telling the brand story of "For Kids, By Kids" as an Ambassador, but also getting an inside look at the business and providing input on things like packaging, flavors, retailers, etc.

If you are interested in learning more, please let me know and I will send along more details this week.

Hi Oleg,

Hope you and your family are doing well. Congrats on doing the Hawaii HIM-- it sure looked hot! We're up in Novato now - would love to meet up for a ride sometime!

Apologies for forgetting to shoot you company updates as I said I would in my last email. Anyway, here's one!

We'll be launching in more stores in the fall and are doing very well in Whole Foods, hoping to double our revenues this year. To support this we've decided to do a small friends and family round in July.

I'm just testing the waters now to see who might be interested. If you are interested, I can send over more info of what we're looking to raise. In any case, I promise to do a better job of keeping you updated!

Hopefully we can get the families together soon and thanks for your encouragement and support along the way!

Hi Andrew,

Hope the family is doing well and the summer heat is not too unbearable down there!

We've gotten some exciting news that Zeek will be launching in more stores in the fall. To support this growth we'll be doing a small friends and family round in July.

Absolutely no pressure, just testing the waters to see who might be interested. If you are interested, I can send over more info for you guys to take a look at.

Hopefully we can get the families together soon and thanks for your encouragement and support along the way!